MANDATORY TENDER OFFER

                                   CEZ, a.s.,
  with its registered seat at Duhova 2/1444, 140 53 Praha 4, ID no.: 45274649, entered in the Commercial Register kept by the Municipal Court in Prague, folio B.1581

                                   ("Bidder")

herebymakes a mandatory offer to all bearers of participating securities ("Shares") issued by

                         Zapadoceska energetika, a.s.,


with its registered seat at Guldenerova 19, 303 28 Plzeo, ID no.: 49790463, entered in the Commercial Register kept by the District Court in Plzen, folio
                               B.390 ("Company"),

to buy their Shares for a purchase price of CZK 6,179.30 per Share issued by the
     Company, in accordance with sec. 183b (1) of the Czech Commercial Code
                   (act no. 513/1991 Coll., as amended, "CC").


1. On April 1st, 2003, the Bidder acquired Shares representing a 48.28% proportion of the voting rights in the Company from Fond narodniho majetku Eeske republiky, with registered seat at Rasinovo nabrezi 42, 128 00 Praha 2, ID no.: 41692918. At the same time, the Bidder acquired on April 1st, 2003, Shares representing a 1.98% proportion of the voting rights in the company from Eeska konsolidaeni agentura, with registered seat at 170 06 Praha 7, Janovskeho 438/2, ID no.: 70109966. The Bidder thus acquired on April 1st, 2003, a controlling interest in terms of voting rights in the Company, as the Bidder's total interest in the Company's voting rights and the Company's registered capital is now 50.26 %.

2. Based upon its acquisition of the aforementioned interest in voting rights of the Company, the Bidder was as of April 2nd, 2003, obliged under sec. 183b (1) CC to make the present unconditional and unlimited buyout offer to all bearers of Shares of

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     the  Company   ("Offer").   The  Bidder  has  commissioned   Deutsche  Bank
     Aktiengesellschaft, acting via Deutsche Bank Aktiengesellschaft Filiale Prag, organizaeni slozka, with registered seat at Jungmannova 34, P.O. Box 829, 111 21 Praha 1, ID no.: 60433566 ("Authorized Agent") to warrant the proper performance of the Offer, especially in terms of the transfer of Shares and the transfer of the purchase price.

3.   The participating securities which are the subject of this Offer are:
     a) ordinary bearer shares of the Company in book-entry form, quoted at the Security Center, at a nominal value of CZK 1,000 each, ISIN:
          CZ0005077354 ("Bearer Shares"), and
     b) ordinary name shares of the Company in book-entry form, at a nominal value of CZK 1,000 each, SIN: 770950000818 ("Name Shares"); jointly referred to as "Shares".

4. The price per Share is CZK 6,179.30 ("Price"). The Price has been fixed by the Bidder in accordance with sec. 183c CC. The adequacy of the Price is substantiated by the expert appraisal no. 0502/03, issued by the surveyor company PROSCON, s.r.o., with registered seat at 147 00 Praha 4, Na Zlatnici 13, ID no.: 49356381 ("Appraiser"). In fixing the Price, the Appraiser took into account the weighted average price for the past six months, as reported by the Securities Center (according to which the average price for Bearer Shares was CZK 6,179.28 as of 04/02/2003; the Securities Center did not account for any transactions involving Name Shares during the past six months), using the revenue method, the assets method and the comparative method. The Appraiser found that the value of one Share is CZK 6,012.35, whereupon it fixed the adequate price per Share at CZK 6,179.30. In other words, the price considered adequate by the Appraiser equals the Price fixed by the Bidder. The premium price per share is CZK 6,181.59. The original expert appraisal may be accessed for inspection on workdays from 8:30 a.m. to 4:00 p.m. at the above seat of the Authorized Agent, copies are available on demand for shareholders of the Company.


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5.   This Offer is binding  for a period of four weeks from its  publication  in the Hospoda0ske noviny.

6. In the case of Bearer Shares, the acceptance of the Offer must be brought to the Bidder's attention during the binding period of the Offer as follows: Any person who considers accepting the Offer ("Prospect") must notify the Bidder thereof, stating that he will give an order to accept the Offer ("Order") via RM-SYSTEM, a.s. (dale jen "RM-S"), subject to the conditions below. The Order shall state (i) the registration code and birth ID number (or, in the case of foreigners, such other ID number as issued by the Securities Center) and, as the case may be, the corporate ID number of the Prospect; (ii) the Bidder's registration code, i.e. 66511637-3; (iii) the ISIN "CZ0005077354"; (iv) the number of Bearer Shares being sold; (v) the Price per Bearer Share, i.e. CZK "6.179,30"; (vi) the mode of payment of the Price to the Prospect, to be fixed in compliance with the Market Terms and other pertinent provisions of RM-S; and further possible requirements set forth by the Market Terms and other such provisions of RM-S. Bidder and Prospect shall each cover their own costs (such as costs incurred by the issuance and matching of the Order) in line with the current RM-S tariffs. The appropriate Order forms are available at RM-S outlets. The Agreement for the Purchase of Bearer Shares shall be concluded at 00:00:01 on the RM-S business day that follows the day of issuance of the Order. The Bearer Shares shall be transferred, and the Price shall be paid, upon the conclusion of said Agreement, based upon the Market Terms of RM-S, the contract between RM-S and Bidder, and the Order, not earlier than the expiry of the binding period of the Offer, but within 60 days from the conclusion of the Agreement at the latest.

7. In the case of Name Shares, the acceptance of the Offer must be brought to the Bidder's attention during the binding period of the Offer as follows:
     The Prospect must notify the Bidder of the acceptance of the offer by sending a letter of notification ("Notification") to the Authorized Agent. This Notification must be delivered to the Authorized Agent within the binding period of the Offer, either via registered mail or delivered in person to the Authorized Agent's desk of acceptance at his seat as stated above. The Notification must be made on


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     a form which the Bidder has  prepared  for this  purpose  and which is made available to the Prospect at the Authorized Agent's seat during business hours, as well as on the Bidder's web pages http://www.cez.cz/ (section "For Investors - Issuance of Securities"), or else upon request via mail or fax from the Authorized Agent. The Prospect must sign the Notification; his signature must be certified. If the Notification is signed by a proxy on behalf of the Prospect, then the Notification must be furnished with a copy of the power of attorney (or, as may be necessary in the case of delegated powers, substitute powers of attorney), either in the original or as a certified copy and likewise with certified signatures. If the Prospect is a legal entity, then it must further furnish the Notification with a recent extract from the Commercial Register (or from a similar official ledger of legal entities if the Prospect is not subject to registration at the Commercial Register), either in the original or as a certified copy not older than three months. If the Prospect is a municipality, then it must further furnish the Notification with a certified copy of the deed of issuance of a municipality ID code, the deed of the mayor's election, and the decision of the municipality's council to sell the Shares. Any foreign language documents must be accompanied by a certified translation into
     Czech;   in  addition,   foreign   public  and   official   deeds  must  be
     super-legalized as required. At the same time, the Notification constitutes a power of attorney to file the order for registration of the Name Shares. The Agreement for the Purchase of the Name Shares shall be concluded by virtue of delivery of the Notification, inclusive of the pertinent exhibits, to the Bidder (provided the Notification is in line with the
     Offer).   The  transfer  of  the  Name  Shares  shall  be  accomplished  by registration of the transfer at the Securities Center; this shall happen not earlier than the expiry of the binding period of the Offer, but within 60 days from the conclusion of the Agreement at the latest. The payment of the Price for the Name Shares shall take place immediately after the transfer of the respective Name Shares, at the latest however, within 60 days from the conclusion of the Agreement, by way of a bank transfer to the Prospect's bank account set out in the Notification.

8. A faulty or incomplete Order, or a faulty or incomplete Notification, shall not be deemed to be a valid acceptance of the Offer and will as such be disregarded.


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9.   IN THE EVENT THAT this Offer results in the  conclusion of an Agreement for the Purchase of such Shares that (i) the Prospect is not fully entitled to trade (except for limitations to the right of disposal that are laid down in the Company's Articles of Association) or to which the Prospect holds otherwise limited rights, or (ii) are not furnished with individually transferable rights according to sec. 156a CC and all such rights pertaining to the Shares under the law, or (iii) are the subject of a pledge, option, or other third party right, or (iv) are affected by other legal or material deficiencies, THEN the Bidder is entitled to withdraw from the concluded Agreement for the Purchase of Shares.

10. Anyone who has accepted the Offer, may revoke their acceptance until the conclusion of the Agreement for the Purchase of Shares, in the same manner in which the Offer was accepted, unless this was foreclosed for Bearer Shares by the Market Terms of RM-S or other provisions of RM-S. If the Agreement for the Purchase of Shares has already been concluded, then the person who has accepted the Offer may withdraw from the Agreement, until the expiry of the Offer's binding period, in the following manner: (i) in the case of Bearer Shares, by giving an order to RM-S to withdraw from the concluded Agreement ("Withdrawal Order"), whereas said order must be in line with the Market Terms of RM-S and takes effect under the conditions laid down by the Market Terms, and (ii) in the case of Name Shares, by giving notification of the withdrawal ("Withdrawal Notification") to the Bidder via the Authorized Agent. The Withdrawal Notification must be delivered to the Authorized Agent within the binding period of the Offer, either via registered mail or delivered in person to the Authorized Agent's desk of acceptance at his seat as stated above. The Notification must be made on a form which the Bidder has prepared for this purpose and which is made available to the Prospect at the Authorized Agent's seat during business hours, as well as on the Bidder's web pages http://www.cez.cz/ (section "For Investors - Issuance of Securities"), or else upon request via mail or fax from the Authorized Agent. If the Shares have already been transferred and the Price for the Shares has already been paid to the Prospect, then the Withdrawal Notification must be accompanied by a certificate on the back payment of the Price for all Shares that are subject to withdrawal


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     from the  transaction  to the  Bidder's  bank  account  (i.e.  account  no.
     0030100002/7910). The Bidder shall then transfer the Shares back to the account stated in the Withdrawal Notification, via the Authorized Agent and at the Prospect's expense and within 60 days from the delivery of the Withdrawal Notification to the Authorized Agent. In all other aspects, the prerequisites for, and the signatures on, the Withdrawal Notification are governed by that set out above regarding the acceptance of the Offer (i.e. including certified signatures), inclusive of pt. 8 of the present Offer. The Bidder is not required to return the Shares, as long as the Prospect has not returned the paid Price for the Shares to the Bidder.

11. The Bidder intends to further develop the current business of the Company and to incorporate the Company into the Bidder's trust in order to make use of synergic effects and to streamline the Company's activities. However, the Bidder does not plan any material changes concerning the Company's employees or its employment policy in connection with its acquisition of a controlling interest in the Company. The Bidder does not currently intend to propose further changes as regards the composition of the Company's corporate bodies.

12.  The Bidder is funding the Price from its own means.

13. This Offer has been approved by the Securities Commission, by way of its decision ref. no. 45/N/797/2003/2 dated May 27th, 2003.


                                                     CEZ, a.s.